

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com



17th August 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

~~Premier Oil plc (f/k/a~~ Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 17th August 2010.

"Drilling update - Oates, West Rochelle, Catcher".

Yours faithfully

C. Cunliffe

for Stephen Huddle
Company Secretary

Enc


RECEIVED
AUG 2 3 2010
196

dlw 8/24

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com

Press Release

PREMIER OIL plc
("Premier" or "the Company")

Drilling update - Oates, West Rochelle, Catcher

17th August 2010

Oates
Premier today announces that the 22/19c-6 well on the Oates prospect has reached target depth of 10,323 feet MD BRT. The well encountered the Forties objective as planned but logging has indicated that no hydrocarbons were encountered so the well will be plugged and abandoned as a dry hole. A full post-drill analysis will be undertaken to assess remaining potential on the block including the Bowers prospect. Premier holds a 50% operated interest in the 22/19c licence.

Premier's UK exploration programme continues with forthcoming wells on Block 15/26b (West Rochelle) and Block 28/9 (Catcher).

West Rochelle
Premier has entered into a farm-in agreement with Endeavour International Corporation, 100% equity holder of Block 15/26c, whereby Premier will earn 25% equity in the block by carrying 50% of the costs associated with Block 15/26c's equity in well 15/26b-1. The well will spud later this month and will test the West Rochelle prospect which is interpreted to span the boundary between Block 15/26b, in which Premier already holds 50% equity, and Block 15/26c.

Catcher
A target date of 1 October has been set for the commencement of the next phase of the programme in the greater Catcher area. Good progress has been made in identifying a rig for the programme which will include two firm wells and two options.

Simon Lockett, Chief Executive, commented:
"The Oates news is disappointing but we continue to believe that the application of regional geology integrated with seismic attribute work will realise further potential in the UK Central North Sea. We look forward to our forthcoming wells on West Rochelle and in the Catcher area."

Enquiries

Premier Oil plc — **020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
Gavin Davis — **07910 104 660**
Evgeniy Chuikov — **07894 608 606**


SEC Mail Processing Section
RECEIVED
AUG 2 3 2010
Wash., D.C.
196